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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd St. Suite 202
(No. and Street)

Lubbock	Texas	79410-1305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Pratas (806) 793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kaufman & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2308 W. 5th St.	Plainview	Texas	79072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Pratas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENIE SEYMOUR
PUBLIC
State of Texas
Comm. Exp. 06-21-2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2006 and 2005

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS
December 31, 2006 and 2005

SECTION I

INDEPENDENT AUDITORS' REPORT

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA

ASSOCIATES:
Gay Chrisman
Charmion de la Cruz, CPA
Brenda Garza
Lori Gattis, CPA
Freeda Henderson
Jack Hysinger
Alpha Jennings
Billie Keeney
Cassie McLain
Florinda Mendoza-Champion
Thad Reid, CPA
Lea Stukey, CPA
Shelley Stukey
Donna Taulbee

Kuykendall & Schneider, Inc.
P.O. Box 6220
Board of Directors
Lubbock, Texas 79413

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kuykendall & Schneider, Inc., as of December 31, 2006 and 2005, and the related statements of operations, change in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc., as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 22, 2007

806-293-4287 • Fax: 806-293-7674 • www.CPAonTheWeb.com

SECTION II

FINANCIAL STATEMENTS

Exhibit A

KUYKENDALL & SCHNEIDER INC.

BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash in Bank	$ 43,749	38,997
Receivables:		
Broker or Dealer	54,671	43,752
Deposits and Other Assets, Net	5,494	15,153
TOTAL ASSETS	$103,914	97,902
LIABILITIES AND STOCKHOLDERS EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 25,639	19,682
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 1,000	10,000	10,000
Retained Earnings	105,037	104,982
Less: Treasury Stock	(36,762)	(36,762)
	78,275	78,220
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$103,914	97,902

The accompanying notes are an integral part of these financial statements.

Exhibit B

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions	$689,278	633,528
Interest Income	1,968	1,406
Other Income	2,720	3,380
	693,966	638,314
EXPENSES		
Employee Compensation	273,098	263,208
Commissions	282,447	242,053
Communications	1,866	1,822
Occupancy and Furniture Rental	23,787	23,020
Taxes - Other than Income	25,500	23,813
Other Operating Expense	85,052	82,237
	691,750	636,153
Net Income	$ 2,216	2,161
Earnings per Share of Common Stock	$ 3.31	3.23

The accompanying notes are an integral part of these financial statements.

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings	Treasury Stock
Balance, December 31, 2004	$10,000	104,858	(36,762)
Net Income Year Ended December 31, 2005	-	2,161	-
Distributions	-	(2,037)	-
Balance, December 31, 2005	10,000	104,982	(36,762)
Net Income Year Ended December 31, 2006	-	2,216	-
Distributions	-	(2,161)	-
Balance, December 31, 2006	$10,000	105,037	(36,762)

The accompanying notes are an integral part of these financial statements.

Exhibit D

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Net Income	$ 2,216	2,161
Adjustments to Reconcile Net Income to Net Cash		
Change in Assets and Liabilities:		
(Increase) Decrease in Receivables	(10,919)	5,059
(Increase) Decrease in Deposits and Other Assets	9,659	(40)
(Decrease) Increase in Liabilities	5,957	(17,964)
Net Cash Provided by (Used in) Operating Activities	6,913	(10,784)
Cash Flows from Financing Activities		
Distribution to Shareholders	(2,161)	(2,037)
Net Cash Used in Financing Activities	(2,161)	(2,037)
Net Increase(Decrease) in Cash	4,752	(12,821)
Cash and Cash Equivalents at Beginning of Year	38,997	51,818
Cash and Cash Equivalents at End of Year	$ 43,749	38,997

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Kuykendall & Schneider, Inc. (the Company) has a contract with Northeast Securities, Inc. to act as an intermediary for the Company. Northeast Securities, Inc. will arrange for execution and settlement of orders for customers of the Company and RBC Dain Correspondent Services, a division of RBC Dain Rauscher (RBC Dain CS) will clear those transactions. Northeast Securities, Inc. provides services required by broker/dealers concerning securities trades and accounts.

No separation of assets and liabilities as between current and noncurrent is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Securities transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ending December 31, 2006 and 2005.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: RETIREMENT PLANS

The Company established SEP/IRA plans for the benefit of all full time employees as of July 1, 1992. Each employee has the option to be covered by a SEP/IRA plan. The contribution to the SEP/IRA charged to expense for the years ended December 31, 2006 and 2005 was $38,503 and $36,768, respectively, and is included in Other Operating Expense.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS, Page 2.
For the Years Ended December 31, 2006 and 2005

NOTE 3: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

NOTE 4: COMMITMENT AND CONTINGENT LIABILITIES

The Company has a health and accident plan covering eligible employees. Such plan calls for the Company to reimburse allowable medical expenses subject to a limit of $2,500 per employee per plan year. The plan also specifies that each employee pay 25% of the allowable medical expenses. Expense for the years ended December 31, 2006 and 2005 was $4,564 and $3,748, respectively, and is included in Other Operating Expense.

NOTE 5: RESTRICTIONS OF RETAINED EARNINGS

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 6: TREASURY STOCK

Treasury Stock is shown at cost, and at December 31, 2006 and 2005 consists of 330 shares of common stock.

SECTION III

SCHEDULE I

Schedule I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

Stockholders' Equity (Qualified)		$78,275
Non-allowable Assets		(48,360)
NET CAPITAL		29,915
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	1,709	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		24,915
Excess Net Capital at 1,000%		$27,351

Kuykendall & Schneider, Inc., is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc., does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2006, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

SECTION IV

MANAGEMENT LETTER

ON RULE 15c3-3

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA

ASSOCIATES:
Gay Chrisman
Charmion de la Cruz, CPA
Brenda Garza
Lori Gattis, CPA
Freeda Henderson
Jack Hysinger
Alpha Jennings
Billie Keeney
Cassie McLain
Florinda Mendoza-Champion
Thad Reid, CPA
Lea Stukey, CPA
Shelley Stukey
Donna Taulbee

Board of Directors
Kuykendall & Schneider, Inc.
P.O. Box 6220
Lubbock, Texas 79493

We have audited the financial statements of Kuykendall & Schneider, Inc., for the years ended December 31, 2006 and 2005, and have issued our opinion dated January 22, 2007. As a part of our audit, we reviewed and tested the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon the segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal

control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and the procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) for the years ended December 31, 2006 and 2005, which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system. Our study and evaluation disclosed no conditions that we believe to be material inadequacies as defined in paragraph (g)(3) of Rule 17a-5.

We wish to thank your staff for the courtesy and cooperation extended our representative during the course of the audit.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 22, 2007

END